AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 29, 2015

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

AMENDMENT NO. 3

ISSUER TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934

FIRSTHAND TECHNOLOGY VALUE FUND, INC.
(Name of Subject Company)

FIRSTHAND TECHNOLOGY VALUE FUND, INC.
(Name of Filing Person (Issuer))

SHARES OF COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

33766Y100
 (CUSIP Number of Class of Securities)

Kevin M. Landis
Firsthand Capital Management, Inc.
150 Almaden Blvd., Suite 1250
San Jose, California 95113
 (408) 886–7096
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Kelvin K. Leung, Esq. Firsthand Capital Management, Inc. 150 Almaden Blvd., Suite 1250 San Jose, CA 95113	David A. Hearth, Esq. Paul Hastings LLP 55 Second Street, 24th Floor San Francisco, California 94105	John F. Della Grotta, Esq, Paul Hastings LLP 695 Town Center Drive, 17th Floor Costa Mesa, CA 92626

December 22, 2014
(Date Tender Offer First Published,
 Sent or Given to Security Holders)

CALCULATION OF FILING FEE

TRANSACTION VALUATION: $20,000,000 (a)	AMOUNT OF FILING FEE: $2,324 (b)

(a)	The transaction value represents the maximum purchase price to be paid in the offer.

(b)	Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

[X]	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: X Form or Registration No.: Schedule TO	Filing Party: Subject Company/Issuer Date Filed: 12/22/14

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third–party tender offer subject to Rule 14d–1.
[X]	issuer tender offer subject to Rule 13e–4.
[ ]	going–private transaction subject to Rule 13c–3.
[ ]	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on the Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2014, as amended by Amendment No. 1 to Schedule TO filed with the SEC on January 14, 2015, as amended by Amendment No. 2 to Schedule TO filed with the SEC on January 22, 2015 (and as amended hereby, the Schedule TO) by Firsthand Technology Value Fund, Inc., a Maryland corporation (the “Fund”) pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in connection with the Fund’s offer to purchase for cash up to $20 million of its issued and outstanding shares of common stock, par value $0.001 per share (“Shares”) at a purchase price per share equal to 95% of the Fund’s net asset value per share (“NAV”) as of the close of ordinary trading on the NASDAQ Global Market (“NASDAQ”) on December 31, 2014, net to the seller in cash, without interest (the “Purchase Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), which together with the Offer to Purchase, as they may be amended and supplemented from time to time, constituted the tender offer (the “Offer”). Filed herewith as Exhibit (a)(5)(v) is a copy of the Press Release issued by the Fund on January 29, 2015 announcing the final results of the offer, and the information contained therein is incorporated herein by reference.

The Fund previously disclosed in Amendment No. 1 to Schedule TO the Fund’s December 31, 2014 NAV of $24.4950 per Share and the Fund’s calculation of the Purchase Price of $23.2702 per Share.

This Amendment No. 3 to Schedule TO is intended to satisfy the requirements pursuant to Rule 13e-4 (c)(3) of the Exchange Act.

The information in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference into this Amendment No. 3 in answer to Items 1 through 9 and Item 11 of the Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS

Not Applicable

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(v)	Press Release dated January 29, 2015

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13-3

Not Applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRSTHAND TECHNOLOGY VALUE FUND, INC.

January 29, 2015
	By:	/s/ KEVIN M. LANDIS
Kevin M. Landis
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Offer to Purchase.[1]

(a)(1)(ii)	Letter of Transmittal. [1]

(a)(l)(iii)	Letter to Brokers, Dealers, Commercial Banks Trust Companies and Other Nominees.[1]

(a)(1)(iv)	Letter to Clients.[1]

(a)(l)(v)	Notice of Guaranteed Delivery.[1]

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release dated December 22, 2014.[1]

(a)(5)(ii)	Press Release dated January 14, 2015.[2]

(a)(5)(iii)	Press Release dated January 23, 2015.[4]

(a)(5)(iv)	Press Release dated December 2, 2014 (Preliminary Communication).[3]

(a)(5)(v)	Press Release dated January 29, 2015.[2]

(b)	Not applicable.

(d)(1)	Settlement Agreement and Mutual Release dated May 1, 2014 by and between the Fund and Bulldog Investors, Inc., is incorporated herein by reference to Exhibit 10.1 of Form 8-K (File No. 814-00830) as filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2014.

(d)(2)	Depositary Agreement dated October 24, 2014 between the Fund and Computershare Trust Company, N.A.

(d)(3)	Information Agent Agreement dated October 21, 2014 between the Fund and Georgeson Inc.

(d)(4)	Investment Management Agreement between the Fund and SiVest Group, Inc. (now known as Firsthand Capital Management, Inc.), dated April 15, 2011, is incorporated herein by reference to Exhibit (g) of Pre-Effective Amendment No. 4 to the Fund’s Registration Statement on Form N-2 (File No. 333-168195) as filed with the SEC on September 24, 2010.

(d)(5)	Transfer Agency and Service Agreement between the Fund and BNY Mellon Investment Servicing (US), Inc. is incorporated herein by reference to Exhibit (k)(2) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No. 333-168195) as filed with the SEC on September 24, 2010.

(d)(6)(1)	Custodian Services Agreement dated September 17, 2010 between the Fund and PFPC Trust Company is incorporated herein by reference to Exhibit (j) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No. 333-168195) as filed with the SEC on September 24, 2010.

(d)(6)(2)	Notice of Assignment dated February 9, 2011 by PFPC Trust Company assigning the Custodian Services Agreement dated September 17, 2010 to the Bank of New York Mellon is incorporated herein by reference to the Fund’s Registration Statement on Form N-2 (File No. 333-179606) as filed with the Securities and Exchange Commission on February 21, 2012.

(d)(7)	Registration Rights Agreement among the Fund and the shareholders party thereto dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(4) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-186158) as filed with the SEC on November 15, 2013.

(d)(8)	Voting Rights Agreement among the Fund and the shareholders party thereto (the Lacuna Entities) dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(5) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No.333-186158) as filed with the SEC on November 15, 2013.

(d)(9)	Voting Rights Agreement among the Fund and the shareholders party thereto dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(6) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No. 333-186158) as filed with the SEC on November 15, 2013.

(d)(10)	Lock-Up Agreement among the Fund and the shareholders party thereto (the Lacuna Entities) dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(7) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-186158) as filed with the SEC on November 15, 2013.

(d)(11)	Lock-Up Agreement among the Fund and the shareholders party thereto dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(8) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No. 333-186158) as filed with the SEC on November 15, 2013.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

[1]	Previously filed as an Exhibit to the Schedule TO via Edgar on December 22, 2014 and incorporated by reference herein.

[2]	Previously filed as an Exhibit to the Schedule TO via Edgar on January 14, 2015 and incorporated by reference herein.

[3]	Previously filed as Exhibit 99.1 to the Schedule TO as a Preliminary Communication and incorporated herein by reference to Exhibit 99.1 to the Fund's Current Report on Form 8-K filed with the SEC on December 2, 2014.

[4]	Previously filed as an Exhibit to the Schedule TO via Edgar on January 23, 2015 and incorporated by reference herein.